UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

SEGMENTZ, INC.
(Name of Small Business Issuer in Its Charter)

Commission File Number 000-49606

Delaware	(I.R.S. Employer Identification No.)
(State or other jurisdiction of incorporation or organization)	75-2928175

18302 Highwoods Preserve Parkway, Suite 210
Tampa, Florida 33647
(Address of Principal Executive Offices) Zip Code)

(813) 989-2232
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12 (b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities registered under Section 12 (g) of the Exchange Act:
Common Stock, $.001 par value

(Title of Class)

The registrant has 6,502,913 shares of its Common Stock issued and outstanding as of December 31, 2001.

Convertible Preferred Stock $.001 par value

The registrant has 1,200,794 shares of Convertible Preferred Stock issued and outstanding as of December 31, 2001.

TABLE OF CONTENTS

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following analysis of the financial condition of Company as of December 31, 2001 and the results of operation for the period ended December 31, 2001, should be read in conjunction with the Financial Statements referred to in Item 7 hereof including footnote disclosures, and it should be understood that this discussion is qualified in its entirety by the foregoing and other, more detailed financial information appearing elsewhere herein. The Company acquired all outstanding capital stock of TRANSL Holdings, Inc. ("TRANSL") on October 29, 2001, which owns Trans-Logistics, Inc.

Historical results of operations and the percentage relationships among any amounts included in the Statement of Operations of Trans-Logistics and any trends which may appear to be inferable there from, should not be taken as being necessarily indicative of trends of operations or results of operations for any future periods.

These and other statements, which are not historical facts, are based largely on current expectations and assumptions of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

Assumptions and risks related to forward-looking statements include that we are pursuing a growth strategy that relies in part on the completion of acquisitions of companies in the non-asset based logistics segment of the transportation industry, as well as the integration of third party brokers and agents into our back office, contact and support resources.

Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this Quarterly Report, the words "estimates", "projects", and "expect" and similar expressions are intended to identify forward-looking statements.

Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in the forward-looking information will be realized.

Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impacts of which may cause us to alter our business strategy, which may in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as our representation that statements contained in this Report speak only as of the date of this Report, and we do not have any obligation to publicly update or revise any of these forward-looking statements.

Such statements may include, but are not limited to, projections of revenues, income, or loss, capital expenditures, plans for future operations, financing needs or plans, the impact of inflation and plans relating to the foregoing. Statements in the Company's Form 10-SB, including Notes to the Financial Results of Operations, which may describe factors, among others, that could contribute to or cause such differences.

Description of Business

Overview:

The Company operates a regional presence headquartered in Tampa, Florida, with offices in Atlanta, Georgia, and Edison, New Jersey and broker and agent offices located throughout the United States. From its headquarters and remote warehouse, office and support locations, the Company provides Third Party Logistics ("3PL") services for mid-sized and large clients.

Results of Operations

For the year ended December 31, 2001 compared to the period ended December 31, 2000.

Revenues increased approximately $8,695,098 or 2,346%, to approximately $9,065,730 for the year ended December 31, 2001 as compared to approximately $370,632 for the period December 31, 2000. This increase was primarily due to (i) twelve complete months to realize revenues in 2001, compared to two in 2000, (ii) growth resulting from new client acquisition, (iii) growth resulting from the acquisition of the assets of Q Logistics, Inc. ("Q Logistics") from Bankruptcy (and clients that elected to utilize the Company's services as a consequent) and (iv) various expansion into related business lines.

Costs of services provided, which consist primarily of payment for trucking services, fuel, insurance, sales, marketing and general and administrative support increased by approximately $7,174,506, or 2,140%, to approximately $7,509,712 for the year ended December 31, 2001, as compared to approximately $335,206 for the period ended December 31, 2000. As a percentage of revenues Trucking and transport related services of fuel, insurance, sales and marketing are aggregated as cost of goods sold and amounted to 83% of related revenues for the year ended December 31, 2001, as compared to 92% for the period ended December 31, 2000, and general and administrative expenses increased from 5% for the period ended December 31, 2000 to 19% for the year ended December 31, 2001.

Gross margin increased by approximately $1,556,018, or 4,292%, to approximately $1,556,019 for the period ended December 31, 2001, as compared to approximately $35,426 for the period ended December 31, 2000. This increase is primarily attributed to having a full year of operations and to expansion of business lines.

Selling, general and administrative expenses increased by approximately $1,672,475, or 8613%, to approximately $1,691,892 for the year ended December 31, 2001, up from approximately $19,417 for the period ended December 31, 2000. This increase was in large part due to: (i) having a full year of operations, (ii) expenses related to the acquisition and consolidation of Q Logistics assets and some personnel, (ii) over $200,000 in direct and indirect costs resulting from the failed merger with LMRI, (iii) over $300,000 of direct and indirect costs resulting from the acquisition of WBNI and expenses relating thereto and (iv) expansion of the Company into various business lines.

The Company experienced a loss in investment value of $78,999, booked consequential to its settlement for expenses caused at the time of the rescission with LMRI, resulting primarily from the value realized by the Company at the time of sale of the securities tendered in that settlement and the value of those securities at the time the Company received them, as compared with no such losses in the prior period ended December 31, 2000.

The Company experienced losses from continuing operations before provisions for income taxes that approximated $431,421 for the fiscal year ended December 31, 2001, compared with income from continuing operations after provisions for income taxes of approximately $13,092 for the period ended December 31, 2000.

Loss from non-recurrent events was approximately $460,988 directly attributable to consulting, credit loss, legal and professional expenses associated with the failed merger and transactional rescission associated with the January merger of the Company with LMRI and the successful merger of the Company with WBNI, compared with no such expenses in the prior operating period ended December 31, 2000. Additionally, the Company experienced extensive losses during the months following its acquisition of Q Logistics assets from bankruptcy that resulted from various operational issues that occurred as the Company rescinded its transaction to merge with LMRI, and from subsequent terrorist events involving the bombing of the World Trade Center on September 11, 2001, the quantum of which are difficult, if not impossible to determine.

Net Loss for the period ended December 31, 2001 was approximately $431,421, as compared to profit of approximately $13,092 at December 31, 2000. Diluted loss per share from continuing operations for the year ended December 31, 2001 increased by $.07 to $.07 per share, as compared to $.00 per share for December 31, 2000.

Liquidity and Capital Resources

Cash and cash equivalents and marketable securities were approximately $39,489 at December 31, 2001, compared with $1,709 at December 31, 2000. This increase of approximately $37,780 was primarily a result of the Company increasing in size and having greater average cash balances as a consequent of such growth.

During the period ended December 31, 2001, the Company entered into a $1,000,000 factoring facility with Yankton Factors Inc. that provides for 97.5% advance rate against eligible receivables defined as those receivables which are likely to be paid to the Company within ninety days from the invoicing for services, this facility bears interest of 2.5% for up to 75 days of credit and is estimated to have an annual cost of approximately prime rate plus eighteen percent to the Company. The facility is currently unsecured and has outstanding balances due of $639,461 at December 31, 2001.

The Company has subsequently entered into a Factoring relationship with Riviera Finance that provides for 80% advance against eligible receivables at a rate of 1% per 10 days, which is intended to be utilized as a cash flow enhancement for large credit clients of the Company that have historically paid within twenty days to enable expansion within these clients, to provide significant revenue increases with minimal capital requirements. This facility provides for the non-recourse sale of approved Trade receivables to Riviera and has no outstanding balances due at December 31, 2001.

The Company has embarked upon an aggressive campaign to manage cash that has resulted in greater anticipated levels of cash available for operations which it believes will be adequate to fund operations and financial requirements in the next fiscal year. The Company arranged for the conversion of debt due to related parties to preferred equities

Revenue for the fourth quarter of 2001 was approximately 2,383,031, compared with $370,632 for the fourth quarter of 2000. The Company has experienced numerous one-time, non-recurrent expenses in connection with two events in the past year; a failed merger with LMRI, which resulted in approximately $200,000 of losses, primarily from credit extended to a party related to LMRI, and $260,998 in legal, consulting and accounting expenses related to its merger with WBNI, a company that traded on the pink sheets prior to its merger with the Company, which resulted in the Company's being listed for quotation on the NASDAQ Bulletin Board quotation system in the second quarter of 2002. The Company has written off significant assets in the fourth quarter related to the credit exposure from a business affiliation that resulted from the Company's failed merger with LMRI, and expensed approximately $200,000 in direct expenses in connection with its merger with WBNI. These expenses were not directly related to the core operations of the Company and are one-time, non-recurrent expenses that will not continue to inure to the detriment of operations in subsequent fiscal periods. Prior to one-time non-recurrent direct expenses of $464,210, Earnings before interest, depreciation, amortization and one-time non-recurrent expenses was $193,955, or $.03 per share of Common Stock outstanding, a difference of $.10 per share vs. the results reported.

We continue to be subject to the risks normally associated with any business activity, including unforeseeable expenses, delays, and complications. Accordingly, there is no guarantee that we can or will report operating profits in the future.

We are in negotiations with several prospective acquisition candidates at this time.

OPERATING STRATEGY
Our business strategy is to establish our company as a leader and a preferred provider of high-quality, cost-effective transportation, logistics and support services for Brokers and Agents in the transportation and third party logistics marketplaces on a national basis while building brand name recognition.

AGENT PROGRAM
We have operated an agency program since our inception
. We expect to see renewed profitable growth in the segment through our wholly owned subsidiary, Trans-logistics, Inc. The agency program is essentially a co-operative for smaller truckload carriers whereby Trans-logistics permits these carriers to operate under its authority as an exclusive agent. The agent provides its customers and business. Trans-logistics bills the agent carriers' customers and collects the revenues for these shipments. Trans-logistics acts as an application service provider for its agents by affording access to Trans-logistics' information technologies and services. In addition, agents receive economies of scale by participating in the purchase of certain overhead and other items, such as lower cost of fuel and insurance. Trans-logistics also provides agents with liability insurance coverage and certain administrative services such as human resource administration, safety and risk management, DOT compliance, billing and collecting receivables. Trans-logistics has signed on several agents over the past several months. We anticipate exciting and profitable growth in the segment.

Continuing Operations:

OPERATING REVENUES
Total operating revenues increased approximately $8,716,884, or 2,350%, to approximately $9,065,730 for the period ended December 31, 2001 as compared to approximately $370,632 for the period ended December 31, 2000. This increase was primarily due to (i) twelve complete months to realize revenues in 2001, compared to two in 2000, (ii) growth resulting from new client acquisition, (iii) growth resulting from the acquisition of the assets of Q Logistics from Bankruptcy (and clients that elected to utilize the Company's services as a consequent), and (iv) various expansion into related business lines.

SALARIES, WAGES AND BENEFITS

Salaries, wages and benefits increased from approximately $200,000 for the period ended December 31, 2000 to $1,904,977 for the period ended December 31, 2001. The reason for the increase was increased activity for the quarter. The consolidation of operational staff resulting from reduction in management in the warehouse division, Q Logistics is expected to impact the fourth quarter. Total salaries, wages and benefits for the period ended December 31, 2001 was $1,904,977.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased from $0 for the period ended December 31, 2000 to $53,335 for the period ended December 31, 2001. The reason for this increase was the placing of service those assets acquired in the purchase of Q logistics out of bankruptcy.

GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased by approximately $1,672,475, or 8,613%, to approximately $1,691,892 for the period ended December 31, 2001, up from approximately $19,417 for the period ended December 31, 2000. This increase was in large part due to: (i) having a full year of operations, (ii) expenses related to the acquisition and consolidation of Q Logistics assets and some personnel, (ii) over $200,000 in direct and indirect costs resulting from the failed merger with LMRI, (iii) over $300,000 of direct and indirect costs resulting from the acquisition of WBNI and expenses relating thereto and (iv) expansion of the Company into various business lines.

OPERATIONS

INTEREST

Interest expense increased to $216,548 for the fiscal year ended December 31, 2001 from $0 for the period ended December 31, 2000. The primary reason for the increase was that the Company continues to undergo significant expansion and, in spite of conversion of some related party debt to equity, still needs to obtain credit from its factoring facility or needs to sell trade receivables to maintain cash flows necessary to provide competitively priced transportation services to its clients. The Company continues to seek alternative financing in the form of a term instrument that provides for availability against eligible assets on a rolling basis that is priced competitively.

LIQUIDITY AND CAPITAL RESOURCES

Our working capital position has decreased since the inception of the Company to ($85,926). This decrease is primarily due to the increased resources consumed by the growth of the Company, specifically related to the acquisition of Q-Logistics. The Company experienced significant one-time losses in consolidation of the Q-Logistics acquisition into current operations and would have significantly more working capital and retained earnings if not for approximately $500,000 in one-time non-recurring losses experienced in reduction in staff, facilities and streamlining of the Q-logistics operations. The reduction in working capital has also resulted from lack of cash flow management and borrowings, specifically in the prompt payment to suppliers and lack of corresponding payment from clients for services rendered. (See Financial Statements)

Since embarking on an aggressive cash flow management campaign, the Company has built positive working capital levels of approximately $630,000 by conversion of related party debt to equity and by selling accounts receivable to its factor to increase cash flow, for the first quarter period ending March 31, 2002, while managing expenses to enhance profitability. The Company will require significant capital to continue to meet its expansion goals over the next twelve months. There can be no assurance that the Company will be able to obtain the capital necessary to continue operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of April 1, 2002, certain information with respect to the beneficial ownership of the Common Stock of the Company by each person who the Company knows to be a beneficial owner of more than 5% of any class or series of the Company's capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.

(1) Allan Marshall and Christine Often are husband and wife.

Name	Shares Beneficially Owned	Percentage of Shares
Allan Marshall(1)	4,187,876	64.4
Christine Otten (1)	1,794,804	27.6
	---------	-----
	5,982,680	92.0%

Ownership of Preferred Stock if Converted*

Name	Shares Beneficially Owned	Percentage of Shares
Allan Marshall(1)	4,187,876	54.4%
Christine Otten (1)	1,794,804	23.3%

	5,982,680	
Bryant Plastics (Series B)	773,896	10.0%
Bryant Plastics (Series A)	245,000	3.2%
Allan J. Marshall (Series A)	181,898	2.4%
Total:	7,703,707	93.3%

As of April 1, 2002, there were a total of 6,502,913 shares of the Company's common stock outstanding, of which 520,233 shares are held by approximately 464 shareholders of record, 5,982,680 shares are held by the principal shareholder, 773,896 shares of the Company's Series B Preferred Stock outstanding, held by one shareholder of record as disclosed in the above table, and 426,898 shares of the Company's Series A Preferred Stock outstanding, held by two shareholders of record as disclosed in the above table.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers

　　　　The following sets forth information concerning the officers and directors, including their ages, present principal occupations, other business experience during the last five years, membership on committees of the board of directors and directorships in other publicly held companies.

NAME	AGE	POSITION WITH SEGMENTZ
Allan Marshall	34	Chairman & Chief Executive Officer
John S. Flynn	36	President & Chief Financial Officer
Dennis M. McCaffrey	33	Chief Operating Officer

　　　　Allan Marshall was a director of Trans-Logistics from November 2000 to November 2001, when Trans-Logistics changed its name to Segmentz. He has served as Director and the Chief Executive Officer of Segmentz since its acquisition on November 1, 2001. Prior to Trans-Logistics and Segmentz, Mr. Marshall founded U.S. Transportation Services, Inc. ("UST") in 1995, whose main focus was third party logistics. UST was sold to Professional Transportation Group, Inc. in January of 2000 and Professional Transportation Group ceased business in November of 2000. Prior to 1995, Mr. Marshall served as Vice President of U.S. Traffic Ltd, where he founded their USA Logistics division.

　　　　John S. Flynn, is a Senior Managing Member of Aspen Rhodes Capital Corporation, LLC ("Aspen Rhodes"). Prior to co-founding Aspen Rhodes, Mr. Flynn was an entrepreneur, developing a nationwide computer service company, a regional environmental service firm and a management consulting firm. Mr. Flynn has completed over $500 million of funding in his career, including asset based capital market products, below investment grade bonds and private equities. He has completed numerous merger transactions and consulting related to acquisitions for Small and Micro cap public companies, including Westbury Metals Group, US Automotive and RT Industries during his career.

　　　　Dennis McCaffrey served as the Chief Operations Officer of UST since 1996, before joining the Company in November 2000. He was responsible for creating and implementing strategic business plans; supervising operations staff; designing and managing all sales and marketing programs; assisting in the design and implementation of their internal software program; and forming strategic alliances with contract carriers including U.S. Express, MS Carriers, Heartland Express, and Swift Transportation. When UST was sold to Professional Transportation Group in 2000, Mr. McCaffrey served as an Operations Manager for the Florida division. Mr. McCaffrey also worked as the Operations Manager for U.S. Traffic Ltd's U.S. operations from 1992 to 1996. Previously, Mr. McCaffrey served in the United States Marine Corps from 1988 to 1992. Mr. McCaffrey, as Chief Operating Officer, is directly responsible for the management, growth and success of Trans-Logistics transportation, brokerage, and logistics operations.

ITEM 6. EXECUTIVE COMPENSATION

　　　　Executive Officers

　　　　The Company's Board appoints the executive officers to serve at the discretion of the Board. Directors who are also employees receive no compensation for serving on the Board. The Company's non-employee directors receive no compensation for serving on the Board. The Company intends to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings.

Allan Marshall, the Company's Chief Executive Officer, received approximately $75,000 in compensation for the year ended December 31, 2001.

EMPLOYMENT AGREEMENTS

The Company has entered into an Employment Agreements with Allan Marshall, the Company's Chief Executive Officer, which terminates on November 15, 2006. The agreement shall be automatically extended for an additional one-year period after the initial term unless at least 30 days prior to the termination date either the Company or Mr. Marshall give written notice to the other that the Employment Agreement will not be renewed. Mr. Marshall will receive an annual base salary of $150,000 plus a non-accountable expenses allowance of $35,000 per year, which may be increased at the discretion of the Board. Additionally, Mr. Marshall may be eligible to receive an annual bonus based on the Company's financial performance in the form of stock options and cash not to exceed 15% of his base salary.

The Company has offered an Employment Agreement to John S. Flynn, the Company's President which terminates December 31, 2005. This Agreements provides for an annual base salary of $120,000.00, a non-accountable expense allowances of $1,000 per month, auto, health and cellular phone reimbursement and bonus of $30,000.00 payable in warrant value or cash, at the discretion of the Board of Directors. As of March 31, 2002, the Employment Agreement has not been executed.

KEY MAN INSURANCE
The Company intends to obtain a life insurance policy in the amount of $1,000,000 on the life of Allan Marshall, the Company's Chief Executive Officer. The proceeds of the policy would be payable to the Company.

STOCK OPTION PLAN
On November 1, 2001, the majority stockholders of the Company approved the 2001 Stock Compensation Plan. The number of shares of common stock which may be issued under the 2001 Plan shall initially be 600,000 shares which amount may, at the discretion of the Board, be increased from time to time to a number of shares of common stock equal to 5% of the total outstanding shares of common stock, provided that the aggregate number of shares of common stock which may be granted under the 2001 Plan shall not exceed 600,000 shares. The Company may also utilize the granting of options under the 2001 Plan to attract qualified individuals to become its employees and non-employee directors, as well as to ensure the retention of management of any acquired business operations. Under the 2001 Plan the Company may also grant restricted stock awards. Restricted stock represents shares of common stock issued to eligible participants under the 2001 Plan subject to the satisfaction by the recipient of certain conditions and enumerated in the specific restricted stock grant. Conditions which may be imposed include, but are not limited to, specified periods of employment, attainment of personal performance standards or the Company's overall financial performance. The granting of restricted stock represents an additional incentive for eligible participants under the 2001 Plan to promote the Company's development and growth, and may be used by the management as another means of attracting and retaining qualified individuals to serve as the Company's employees and directors. Currently, no options have been granted to employees, consultants, officers or directors.

COMPENSATION TABLE
The information set forth below concerns the cash and non-cash compensation to certain of the Company's executive officers for each of the past two fiscal years ended December 31, 2001 and 2000. In each case, the compensation listed was paid by Trans-Logistics.

Summary Compensation Table

Name Position	Year	Annual Compensation			Long-term Compensation			
					Awards		Payouts	Other Compensation
		Salary	Bonus	Other Annual Compensation	Restricted Stock	Securities Underlying Options/ SARS	LTIP Payouts	($$$)
Allan J. Marshall CEO	2001	$75,000	$0	$0	$0	$0	$0	$0
	2000	$0	$0	$0	$0	$0	$0	$0

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The Company has as of December 31, 2001, no outstanding balances due to Allan Marshall or to ATECH, a company owned solely by Mr. Marshall, both having numerous transactions completed with the Company during the fiscal year ending December 31, 2001. In December 2001, Allan Marshall converted $181,898 of debt due from the Company to him, to 181,898 shares of Series B Preferred Stock.

        The Company utilized facilities, equipment, and employees of this related company in return for a commission paid equal to 85% of operating revenues less direct expenses. As of January 1, 2002, the Company does not intend to conduct any business with ATECH, without obtaining approval of the Board of Directors. Expenses incurred during the periods ended December 31, 2001 and 2000 amounted to approximately $206,000 and $174,000, respectively. The expenses incurred for these services are not necessarily indicative of the amounts that may have been incurred had these services been provided by independent third parties

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Market Information
        The Company's common stock is listed on the Over-the-Counter Pink Sheets. Since the Company's common stock only began trading on the Pink Sheets in the first quarter of 2002, there is limited historical information available to determine volume, pricing and trading volatility. No assurance can be given that an active market will exist for the Company's common stock and the Company does not expect to declare dividends in the foreseeable future since the Company intends to utilize its earnings, if any, to finance its future growth, including possible acquisitions.

        The Company's Registration Statement on Form 10-SB must be declared effective by the SEC prior to it being approved for trading on the NASD OTC Bulletin Board, and until such time, the Company's common stock will continue to be quoted on the "Pink Sheets." The Company's market makers must make an application to the National Association of Securities Dealers, Inc., or NASD, following the effective date of the Form 10-SB in order to have the common stock quoted on the NASD OTC Bulletin Board.

Holders. As of April 1, 2002, there were a total of 6,502,913 shares of the Company's common stock outstanding, held by approximately 464 shareholders of record, 773,896 shares of the Company's Series B Preferred Stock outstanding, held by one shareholder of record, and 426,898 shares of the Company's Series A Preferred Stock outstanding, held by two shareholders of record.

Dividends. The Company has not declared any dividends on its common stock during the last two fiscal years.

The Company's authorized capital stock consists of 40,000,000 shares of common stock, par value $.001 and 10,000,000 shares of preferred stock, par value $.001. Each share of common stock entitles a shareholder to one vote on all matters upon which shareholders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of the Company's common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, the Company's shareholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to shareholders.

The Company does not anticipate declaring or paying any cash dividends on the common stock in the year 2001 or in the foreseeable future.

Pursuant to the Company's Articles of Incorporation, the Board has the authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of the Company's preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The Company's Board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of the Company's preferred stock are currently outstanding. Although the Company has no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

As a WBNI successor, the Company is prohibited from issuing non-equity voting securities under Section 1123(a)(6) of the United States Bankruptcy Code. If there are to be any classes of securities issued in the future, all shall possess voting power, an appropriate distribution of such voting power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, and adequate provision for the election of directors representing such preferred class in the event of default in the payment of such dividends.

PROVISIONS HAVING A POSSIBLE ANTI-TAKEOVER EFFECT
The Company's Articles of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, the Board has the authority, without further action by the Company's shareholders, to issue up to 10,000,000 shares of its preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of the Company's preferred stock or additional shares of common stock could

adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in the Company's control.

Series A Redeemable Convertible Preferred Stock

In December 2001, the Company issued 773,896 shares of Series A Preferred Stock for the conversion of a $773,896 note payable to Bryant Plastics, Inc.

Each share of the Series A Preferred Stock is convertible, at the option of the holder, at any time into shares of common stock of the Company at a conversion price equal to the trading price of the shares or at the price of the last placement of shares by the Company, whichever is less. Interest on the shares of the Series B Preferred Stock is cumulative at an interest of six percent (6%) per annum.

The Series A Preferred Stock is redeemable at the option of the Company for cash at a rate of $1.00 per share and shares of common stock as payment for any accrued interest pursuant to the fixed interest rate of six percent (6%) through the date of the retirement, in the event that a notice to convert such shares of Series B Preferred Stock into common stock has not been made prior to such election to retire said shares.

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of preferred stock convertible at the time of such vote.

In the event of any distribution or liquidation event, the holders of the then outstanding Series A Preferred Stock shall receive a pro-rata distribution to be determined by performing a fictional conversion into common stock, and determining the pro-rata distribution of such proceeds on the basis "as-if converted" which is subordinate in classification to any debt classes which may be outstanding at the time of such events.

Series B Redeemable Convertible Preferred Stock

Effective December 31, 2001, the Company issued 426,898 shares of Series B Preferred Stock for the conversion of two notes payable totaling $426,898, one to Allan Marshall, the majority Stockholder, Director and Chief Executive Officer of the Company, with a balance due of $180,898 and the other to Bryant Plastics with a balance due of $245,000.

Each share of the Series B Preferred Stock is convertible, at the option of the holder, at any time into shares of common stock of the Company at a conversion price equal to the trading price of the shares or at the price of the last placement of shares by the Company, whichever is less.

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of preferred stock convertible at the time of such vote.

In the event of any distribution or liquidation event, the holders of the then outstanding Series B Preferred Stock shall receive a pro-rata distribution to be determined by performing a fictional conversion into common stock, and determining the pro-rata distribution of such proceeds on the basis "as-if converted," which is subordinate in classification to any debt classes and preferred stock, Series A, which may be outstanding at the time of such events.

SIGNATURES

In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: April 19, 2002

SEGMENTZ, INC.

    Name   Title

By:/s/ Allan J. Marshall

Chairman of the Board of Directors

Allan J. Marshall

PART F/S
Financial Statements

Segmentz, Inc.

Financial Statements

Year Ended December 31, 2001 and the Period
April 28, 2000 (Date of Inception) through December 31, 2000

Contents

Independent Auditors' Report

Board of Directors
Segmentz, Inc.
Tampa, Florida

We have audited the accompanying balance sheet of Segmentz, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of Segmentz, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Segmentz, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
March 19, 2002

Independent Auditors' Report

Board of Directors
Segmentz, Inc.
Tampa, Florida

We have audited the accompanying statements of operations, changes in stockholders' equity, and cash flows of Segmentz, Inc. (f/k/a Trans-Logistics, Inc.) for the period April 28, 2000 (date of inception) through December 31, 2000. These financial statements are the responsibility of the management of Segmentz, Inc. (f/k/a Trans-Logistics, Inc.). Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Segmentz, Inc. (f/k/a Trans-Logistics, Inc.) for the period April 28, 2000 (date of inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Valiente Hernandez, P.A.
Certified Public Accountants
Tampa, Florida
May 8, 2001

Segmentz, Inc.

Balance Sheet

December 31, 2001

Assets

Current assets:	
Cash and cash equivalents	$ 39,489
Accounts receivable, net of allowance of $45,000	1,008,576
Other receivables	108,421
Prepaid expenses and other current assets	167,840
Total current assets	1,324,326
Equipment, net of accumulated depreciation	321,808
Other assets:	
Note receivable	450,000
Other receivables, net of allowance of $200,000	64,833
Loans and advances	31,850
Total other assets	546,683
	$ 2,192,817

Liabilities and Stockholders' Equity

Current liabilities:	
Accounts payable	$ 623,677
Accrued salaries and wages	66,962
Accrued expenses, other	80,152
Obligation due under factoring arrangement	639,461
Total current liabilities	1,410,252
Stockholders' equity:	
Convertible preferred stock; 10,000,000 shares authorized;	
1,200,794 shares issued and outstanding	1,200,794
Common stock; $.001 par value; 40,000,000 shares authorized;	
6,502,913 shares issued and outstanding	6,503
Accumulated deficit	(424,732)
Total stockholders' equity	782,565
	$2,192,817

Segmentz, Inc.

Statements of Operations

	Year Ended December 31, 2001	Period April 28, 2000 (Date of Inception) to December 31, 2000
Revenues:		
Operating revenue	$ 8,455,766	$ 364,898
Consulting and other revenue	609,964	5,734
	9,065,730	370,632
Expenses:		
Operating expenses	7,509,712	335,206
General and administrative expenses	1,691,892	19,417
Loss in investment	78,999	
Interest expense	216,548	
	9,497,151	354,623
(Loss) income before taxes	(431,421)	16,009
Income tax expense		2,917
Net (loss) income	$ (431,421)	$ 13,092
Net (loss) income per common share	$(.07)	$.00
Weighted average common shares outstanding	6,502,913	6,502,913

The accompanying notes are an integral part of the financial statements.

Segmentz, Inc.

Statements of Changes in Stockholders' Equity

Year Ended December 31, 2001 and the Period
April 28, 2000 (Date of Inception) through December 31, 2000

	Preferred Stock	
	Shares	Amount
Inception, April 28, 2000		
Net income for the year		
Balance, December 31, 2000		
Acquisition of company		
Recapitalization of company		
Issuance of Series B redeemable convertible preferred stock	426,898	$ 426,898
Issuance of Series A convertible preferred stock	773,896	773,896
Net loss for the year		
Balance, December 31, 2001	1,200,794	$ 1,200,794

The accompanying notes are an integral part of the financial statements.

| Common Stock | | Additional Paid-In | Retained Earnings (Accumulated | |
Shares	Amount	Capital	Deficit)	Total
500	$ 50	$ 50		$ 100
			$ 13,092	13,092
500	50	50	13,092	13,192
6,502,913	6,503	4,480	(4,153)	6,830
(500)	(50)	(4,530)	(2,250)	(6,830)
				426,898
				773,896
			(431,421)	(431,421)
6,502,913	$ 6,503	$ 0	$ (424,732)	$ 782,565

Segmentz, Inc.

Statements of Cash Flows

	Year Ended December 31, 2001	Period April 28, 2000 (Date of Inception) to December 31, 2000
Operating activities		
Net (loss) income	$ (431,421)	$ 13,092
Adjustments to reconcile net (loss) income to net cash and cash equivalents (used) provided by operating activities:		
Securities received as payment for services	(148,500)	
Loss on sale of securities	78,999	
Provision for doubtful accounts and other receivables	258,365	
Note receivable received in connection with other revenue	(450,000)	
Depreciation	53,335	
Increase in:		
Accounts and other trade receivables	(905,404)	(269,958)
Prepaid expenses and other assets	(92,840)	
Increase (decrease) in:		
Accounts payable	427,464	121,213
Accounts payable to related party	(126,845)	126,845
Accrued expenses	139,614	7,500
Income taxes payable	(2,917)	2,917
Total adjustments	(768,729)	(11,483)
Net cash and cash equivalents (used) provided by operating activities	(1,200,150)	1,609
Investing activities		
Purchase of equipment	(375,143)	
Proceeds from sale of securities	69,501	
Loans, advances, and other receivables	(296,683)	
Net cash and cash equivalents used by investing activities	(602,325)	
Financing activities		
Issuance of common stock		100
Net obligations incurred under factoring arrangements	639,461	
Proceeds from issuance of debt	1,200,794	
Net cash and cash equivalents provided by financing activities	1,840,255	100
Net increase in cash and cash equivalents	37,780	1,709
Cash and cash equivalents, beginning of year/period	1,709	

Cash and cash equivalents, end of year/period $ 39,489 $ 1,709

The accompanying notes are an integral part of the financial statements.   6

Segmentz, Inc.

Statements of Cash Flows

	Year Ended December 31, 2001	Period April 28, 2000 (Date of Inception) to December 31, 2000
Supplemental disclosures of cash flow information and noncash financing activities:		
Cash paid during the year for interest	$ 201,469	$ 0

During the year ended December 31, 2001, the holders of debt amounting to $1,200,794 received 1,200,794 shares of preferred stock in satisfaction of this liability.

The accompanying notes are an integral part of the financial statements.

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period
April 28, 2000 (Date of Inception) through December 31, 2000

1.   Acquisition

In October 2001, Segmentz, Inc., formerly known as WBNI, Inc., merged with TransL Holdings, Inc., the sole stockholder of Trans-Logistics, Inc. This consolidated entity is hereinafter referred to as the "Company." Prior to acquisition, Segmentz, Inc. was an inactive public shell with approximately 460 stockholders who owned 520,233 shares of common stock.

Pursuant to the agreement, the stockholders of TransL Holdings, Inc. ("TransL") received in return for all of their shares in TransL, 5,982,680 unregistered shares of Segmentz, Inc., which represented approximately 92 percent of its total shares outstanding.

The acquisition has been accounted for as a reverse acquisition in which TransL is treated as the acquiror and Segmentz, Inc. as the acquiree. All references in the accompanying financial statements to the number of common shares and the per share amounts have been restated to reflect the subsequent change in the common stock as if the acquisition had occurred on April 28, 2000.

2.   Background Information

WBNI, Inc., a Texas corporation incorporated in 2000, is the surviving corporation of a sequence of mergers and reverse mergers of inactive companies. In November 2001, WBNI, Inc. changed its name to Segmentz, Inc.

TransL Holdings, Inc., a Delaware corporation incorporated in October 2001, is the 100 percent stockholder of Trans-Logistics, Inc., a Florida corporation incorporated in April 2000. This parent and subsidiary are hereinafter referred to as "Trans-Logistics." Trans-Logistics is a logistics and brokerage organization serving irregular route, long haul, and common motor carriers of general commodities throughout the southeastern United States. It was incorporated on April 28, 2000, however, it began its operations during September 2000. Trans-Logistic's corporate headquarters is located in Tampa, Florida.

During May 2001, Trans-Logistics acquired the assets of Q Logistic Solutions, Inc. ("QLS") for approximately $367,000. QLS operated warehouse facilities in Atlanta, Georgia; Edison, New Jersey; Orlando, Florida; and Chicago, Illinois. Operations in Orlando and Chicago were subsequently discontinued. This acquisition was accounted for using the purchase method of accounting.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period
April 28, 2000 (Date of Inception) through December 31, 2000

2.   Background Information (continued)

Effective January 1, 2001, Trans-Logistics was acquired by Logistics Management Resources, Inc. ("LMR") in August 2001. This acquisition was rescinded and cancelled. Under the terms of the rescission agreement, the Company agreed to a reimbursement of 1,500,000 shares of LMR's common stock and a note receivable in the amount of $450,000. The Company incurred a loss of approximately $79,000 on the sale of these shares.

3.   Significant Accounting Policies

The significant accounting policies are as follows:

The financial statements reflect the accounts of Segmentz, Inc., Trans-Logistics, Inc., and TransL, Inc. Prior to October 2001, the date of the merger, the financial statements are those of Trans-Logistics, the only operating company at that time.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating revenues for truck brokerage services are recognized on the date the freight is delivered. Related costs of delivery of shipments in transit are accrued as incurred. Revenues from warehousing services are recognized as the services are performed.

Cash equivalents consist of all highly liquid debt instruments purchased with an original maturity of three months or less.

The Company extends credit to its various customers based on the customer's ability to pay. The Company provides for estimated losses on accounts receivable based on bad debt experience and a review of existing receivables. Based on management's review of accounts receivable and other receivables, an allowance for doubtful accounts of $245,000 is considered necessary as of December 31, 2001.

3.   Significant Accounting Policies (continued)

Equipment is recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, ranging generally from two to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that included the enactment date.

Basic loss per share has been computed using the weighted average number of shares of common stock outstanding for the period. The Company's diluted loss per share includes the effect, if any, of unissued shares under options, warrants, and stock award computed using the treasury method. In all periods presented, there were no differences between basic and diluted loss per common share because the assumed exercise of common share equivalents, if any, was anti-dilutive. The assumed exercise of warrants, as well as conversion of preferred stock, could potentially dilute basic earnings per share.

Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade receivables. Concentration of credit risk with respect to trade receivables is limited due to the Company's large number of customers and wide range of industries and locations served. One customer comprised approximately 21 percent of the December 31, 2001 customer accounts receivable balance. Sales to this customer comprised approximately 26 percent of the Company's sales for the year ended December 31, 2001.

The Company maintains its cash accounts with substantially one financial institution located in Tampa, Florida. The balances are insured by the Federal Deposit Insurance Corporation's insured limit of $100,000.

3. Significant Accounting Policies (continued)

The Company believes the carrying amount of cash, cash equivalents, accounts receivable (net of allowance), notes receivable, accounts payable, and accrued expenses approximates fair value due to their short maturity.

The Company follows Statement of Financial Accounting Standards Board No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the review of recoverability, the Company estimates the future undiscounted cash flows that are expected to result from the use of the assets and their eventual disposition. Because events and circumstances frequently do not occur as expected, there will usually be differences between the estimated and actual future undiscounted cash flows, and these differences may be material. If an asset is determined to be impaired, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, fair value is based on an estimate of discounted cash flow analysis. During the periods presented, the Company determined that its long-lived assets were not impaired.

Certain minor reclassifications have been made in the 2000 financial statements to conform to the classifications used in 2001. These reclassifications had no effect on total assets, stockholders' equity, total cash flows, or net income.

4.   Equipment

Equipment as of December 31, 2001 consists of :

Leasehold improvements	$ 3,685
Office equipment	56,621
Warehouse equipment	148,760
Warehouse shelving	67,000
Computer equipment	61,000
Computer software	38,077
	375,143
Less accumulated depreciation	53,335
	$ 321,808

Notes to Financial Statements

Year Ended December 31, 2001 and the Period
April 28, 2000 (Date of Inception) through December 31, 2000

5.   Note Receivable

As disclosed in Note 2, during the year ended December 31, 2001, the Company and LMR mutually rescinded an acquisition agreement. This agreement did not rescind an amount that was due to the Company as part of the purchase price. As a result, the Company has recognized revenue and a demand note receivable of an equal amount of $450,000 due from LMR. The terms of this note exclude interest until demand is made for payment. As of the date of these financial statements, no demand has been made. Subsequent to year-end, $25,000 has been received on this note.

6.   Obligation Due Under Factoring Arrangement

The Company factors substantially all of its accounts receivable. During the year ended December 31, 2001, the Company utilized the services of two factoring companies. Accounts receivable are factored to companies with full recourse for unpaid invoices in excess of 75 days old. The most recent agreement provides for the payment of factoring fees at 2.5 percent of each invoice factored.

7.   Income Taxes

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income (loss) before income taxes. The items causing this difference are as follows:

	2001	2000
Tax expense at U.S. statutory rate	$ 189,000	$ 5,400
State income taxes, net of federal benefit	20,200	600
Effect of non-deductible expenses	(1,700)	
Change in valuation allowance	(207,500)	
Effect of using surtax exemption		(3,083)
	$ 0	$ 2,917

7.   Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 are as follows:

Deferred tax assets:	
Accounts and loan receivables due to bad debts	$ 92,100
Capital loss carryforward	29,700
Net operating loss carryforward	85,700
Total gross deferred tax assets	207,500
Less valuation allowance	207,500
Net deferred tax assets	$ 0

Based on an assessment of all available evidence, including 2001 and 2000 operating results, management does not consider realization of the deferred tax assets generated from operations to be more likely than not, and has established a valuation allowance against the gross deferred tax asset.

As of December 31, 2001, the Company had federal and state net operating loss carryforwards totaling approximately $228,000, which expire in 2022.

8.   Equity

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors (the "Board"), subject to the prior rights of the holders of all classes of stock outstanding.

Convertible Preferred Stock

The authorized preferred stock of the Company consists of 10,000,000 shares at $.001 par value, of which 773,896 shares of Series A convertible preferred stock ("Series A Preferred Stock") and 426,898 shares of Series B convertible preferred stock ("Series B Preferred Stock") were outstanding as of December 31, 2001.

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period
April 28, 2000 (Date of Inception) through December 31, 2000

8.   Equity (continued)

Series A Convertible Preferred Stock

In December 2001, the Company issued 773,896 shares of Series A Preferred Stock for the conversion of a $773,896 note payable.

Each share of the Series A Preferred Stock is convertible, at the option of the holder, at any time into shares of common stock of the Company at a conversion price equal to the trading price of the shares or at the price of the last placement of shares by the Company, whichever is less.

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of preferred stock convertible at the time of such vote.

In the event of any distribution or liquidation event, the holders of the then outstanding Series A Preferred Stock shall receive a pro-rata distribution to be determined by performing a fictional conversion into common stock, and determining the pro-rata distribution of such proceeds on the basis "as-if converted," which is subordinate in classification to any debt classes and preferred stock, Series B, which may be outstanding at the time of such events.

Series B Redeemable Convertible Preferred Stock

In December 2001, the Company issued 426,898 shares of Series B Preferred Stock for the conversion of two notes payable totaling $426,898. Interest on the shares of the Series B Preferred Stock is cumulative at an interest of six percent per annum.

Each share of the Series B Preferred Stock is convertible, at the option of the holder, at any time into shares of common stock of the Company at a conversion price equal to the trading price of the shares or at the price of the last placement of shares by the Company, whichever is less.

The Series B Preferred Stock is redeemable at the option of the Company for cash at a rate of $1.00 per share and shares of common stock as payment for any accrued interest pursuant to the fixed interest rate of six percent through the date of the retirement, in the event that a notice to convert such shares of Series B Preferred Stock into common stock has not been made prior to such election to retire said shares.

8. Equity (continued)

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of preferred stock convertible at the time of such vote.

In the event of any distribution or liquidation event, the holders of the then outstanding Series B Preferred Stock shall receive a pro-rata distribution to be determined by performing a fictional conversion into common stock, and determining the pro-rata distribution of such proceeds on the basis "as-if converted" which is subordinate in classification to any debt classes which may be outstanding at the time of such events.

9. Warrants

In connection with the merger of Segmentz, Inc. and Trans-Logistics, Inc., the Company is required to issue 78,035 warrants to purchase common stock in the Company at a per share price of $.01, exercisable immediately, and expiring three years from the date of grant. The warrants are to be issued five days after the release of this report.

10. Stock Option Plan

In October 2001, the Company adopted the 2001 Stock Option Plan (the "Plan"), under which it authorizes options to be granted to purchase 600,000 shares of common stock. The Plan entitles the holder to receive options to purchase common stock of the Company at a specified price in the future. The Board may grant options at its discretion and is responsible for determining the price to be paid for the shares upon exercise of each option, the period within which each option may be exercised, and any additional terms and conditions of each option. The Company granted no options under the Plan during the year ended December 31, 2001.

11. Related Party Transactions

The Company utilizes the trucking services of an entity related through common ownership. Expenses incurred during the periods ended December 31, 2001 and 2000 amounted to approximately $206,000 and $174,000, respectively. The expenses incurred for these services are not necessarily indicative of the amounts that may have been incurred had these services been provided by independent third parties.

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period
April 28, 2000 (Date of Inception) through December 31, 2000

11. Related Party Transactions (continued)

In December 2001, the majority stockholder of the Company converted $181,898 of debt to 181,898 shares of Series B Preferred Stock.

12. Lease Commitments

The Company leases office space for its headquarters under a lease that expires in April 2006. The initial lease term is for a period of five years and the lease agreement includes an optional lease period of an additional three years. The Company also leases certain equipment under non-cancelable operating leases.

As part of the lease agreement, the Company has issued an unused letter of credit in the amount of $40,000. The amount required of the letter of credit is reduced by $8,000 per year and may be drawn if certain lease commitments have not been met or have been violated.

The following is a schedule by year of future minimum rental payments required under operating leases that have an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2001:

Year Ending December 31,	
2002	$ 50,979
2003	52,658
2004	49,195
2005	47,292
2006	15,969
	$ 216,093

The Company leases facilities located in Atlanta, Georgia and Edison, New Jersey on an "at will" basis. Monthly rental payments for these facilities total approximately $94,000.

Rent expense amounted to $722,361 for the year ended December 31, 2001. There was no rent expense during the period ended December 31, 2000.

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period
April 28, 2000 (Date of Inception) through December 31, 2000

13.   Other Commitments

The Company has an employment agreement with an officer of the Company that entitles the officer to receive a severance payment equal to the remaining salary owed under the employment agreement, plus the base salary for the next five years after the term of the employment agreement, including certain other benefits to be paid for following termination.

As previously disclosed, the Company has a stand by letter of credit amounting to $40,000.

14.   Contingent Liabilities

The Company has been party to a lease in its Atlanta facility that it believed to be month-to-month pursuant to data provided by LMR, which was in operational control of the Company at the time the Company purchased the assets of QLS from bankruptcy and began utilizing the space in Forest Park, Georgia pursuant to providing logistic services for clients. The Company notified the landlord, IDI Services, Inc. ("IDI"), of its intentions to find smaller space and offered IDI an opportunity to provide a lesser facility size within the facility currently occupied by the Company. IDI informed the Company at that time that the Company was party to a lease arrangement that had previously not been disclosed or evidenced. As of February 28, 2002, IDI and the Company were engaged in discussions to resolve this misunderstanding in which the Company asserts that IDI accepted a letter of credit provided by LMR as inducement to enter into the lease with LMR with whom the Company had an arrangement to vacate the premises of its month-to-month sublease on 30 days written notice. IDI's assertion included a variety of material issues, including a representation that the Company was a prime lease holder with an obligation through May 2006. The Company has subsequently secured legal counsel and continues to assert that any lease documents that exist suggesting the Company's prime tenancy are not authorized by the Company, its board, or officers as provided for in the Company's bylaws. The Company continues to defend its position in this matter and believes that it will reach an amicable settlement pursuant to this issue.

15.   Segment Information

Segment information has been prepared in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." The Company has two reportable segments: truck hauling brokering and warehouse operations. The segments were determined based on the types of services provided by each segment. The Company had only one reportable segment until the purchase of QLS in 2001.

Segmentz, Inc.

Notes to Financial Statements

Year Ended December 31, 2001 and the Period
April 28, 2000 (Date of Inception) through December 31, 2000

15.   Segment Information (continued)

The brokering operations arrange truckload transportation with dedicated Company equipment, owner operator fleet, and extensive agent partners throughout 48 states.

The warehousing operation, acquired in 2001, offers warehouse locations in two facilities covering the east coast. The Company is attempting to expand to offer smaller satellite facilities to enable conduit and direct route trucking solutions on a contracted, dedicated route basis to larger clients.

	Trucking	Warehouse	Total
Revenue	$ 5,596,318	$ 2,859,448	$ 8,455,766
Other		$ 609,964	$ 609,964
Interest expense	$ 216,548		$ 216,548
Depreciation	$ 9,759	$ 43,576	$ 53,335
Net loss	$ (1,111,667)	$ 680,246	$ (431,421)
Equipment	$ 50,097	$ 325,046	$ 375,143
Segment assets	$ 1,521,197	$ 671,620	$ 2,192,817